UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _ )*

MVC CAPITAL, INC
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

553829102
(CUSIP Number)

January 19, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[ x ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	553829102	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		LEON G. COOPERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ x ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	1,168,635
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	-0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER	1,168,635
PERSON WITH:	8	SHARED DISPOSITIVE POWER	-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,168,635
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.1% (1)
12	TYPE OF REPORTING PERSON		IN

(1) Based upon 22,702,820 Shares outstanding, as set forth in the Issuer’s Annual Report on Form 10K/A filed with the SEC on December 1, 2015.

CUSIP No .	553829102	Page 3 of 5

Item 1(a).	Name of Issuer:

MVC CAPITAL, INC (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

287 Bowman Avenue, 3rd Floor Purchase NY 10577

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman"). Mr. Cooperman is, among other activities, an investor engaged in investing for his own account.

Mr. Cooperman is married to an individual named Toby Cooperman. Mr. Cooperman is one of the Trustees of The Leon and Toby Cooperman Family Foundation (the “Foundation”), a charitable trust dated December 16, 1981. Mr. Cooperman has investment discretion of Uncommon Knowledge And Achievement, Inc. (the “Uncommon”), a 501 (c)(3) Delaware charitable foundation. Mr. Cooperman is the Trustee of the Cooperman Florida Qualified Residence Trust dated May 1, 1996 (the “Residence Trust”), an irrevocable QPRT trust. Mr. Cooperman has an adult son named Michael S. Cooperman and a minor grandchild named Asher Silvin Cooperman. The Michael S. Cooperman WRA Trust ( the”WRA Trust”), is an irrevocable trust for the benefit of Michael S. Cooperman. Mr. Cooperman has investment authority over the Michael S. Cooperman, the UTMA account for Asher Silvin Cooperman, and the WRA Trust accounts.

Mr. Cooperman helps manage the investments of JCF Metrowest of NJ ("JCF") a charitable organization, and JCF is the sponsoring organization of the Cooperman Family Fund for a Jewish Future (“Family Fund”), a Type 1 charitable supporting foundation. Mr. Cooperman is one of the Trustees of the Family Fund.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

11431 W. Palmetto Park Road, Boca Raton FL 33428.

Item 2(c).	Citizenship:

United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the "Shares").

Item 2(e).	CUSIP Number:

553829102

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c):

This Item 3 is inapplicable.

CUSIP No .	553829102	Page 4 of 5

Item 4.	Ownership.

(a) (b) Amount beneficially owned and Percent of Class:

Mr. Cooperman may be deemed the beneficial owner of 1,168,635 Shares, which constitutes approximately 5.1% of the total number of Shares outstanding. This consists of 346,935 Shares owned by Mr. Cooperman; 100,000 Shares owned by Toby Cooperman; 100,000 Shares owned Michael Cooperman; 150,000 Shares owned by the WRA Trust; 6,700 Shares owned by the UTMA account for Asher Silvin Cooperman; 300,000 Shares owned by the Foundation; 25,000 Shares owned by the Family Fund; 20,000 Shares owned by JCF; 100,000 Shares owned by Uncommon; and 20,000 Shares owned by the Residence Trust.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote

1,168,635

		(ii)	Shared power to vote or to direct the vote

-0-

		(iii)	Sole power to dispose or to direct the disposition of

1,168,635

		(iv)	Shared power to dispose or to direct the disposition of

-0-

CUSIP No .	553829102	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 27, 2016

LEON G. COOPERMAN

By: /s/ ALAN M. STARK

Alan M. Stark

Attorney-in-Fact

Duly authorized under POA effective as of March 1, 2013 and filed on May 20, 2013.

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).